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UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED MAIL PROCESSING
FEB 28 2007
WASH. D.C. 213 SECTION

SEC FILE NUMBER
8- 53548

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Rowe Capital Partners, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1412 Kensington Avenue
(No. and Street)

Salt Lake City, UT 84105
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James D. Rowe, Managing Member **(801) 466-3602**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Elwood, LLC
(Name – *if individual, state last, first, middle name*)

9341 South 1300 East, Sandy, UT 84094
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, James D. Rowe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rowe Capital Partners, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Member

Title

Notary Public

NOTARY PUBLIC
JUSTIN BASTIAN
235 S 1300 E
SALT LAKE CITY, UT 84102
My Commission Expires May 4, 2010
State of Utah

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

Price Elwood, LLC

Certified Public Accountants & Business Consultants

9341 South 1300 East
Sandy, UT 84094
Voice: (801) 545-0574
Fax: (801) 545-0601

Independent Auditor's Report

To The Members of
Rowe Capital Partners, LLC

We have audited the accompanying statements of financial condition of Rowe Capital Partners, LLC (the Company) as of December 31, 2006 and 2005, and the related statements of income, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rowe Capital Partners, LLC at December 31, 2006 and 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price Elwood, LLC
Price Elwood, LLC
Bountiful, Utah
February 24, 2007

Rowe Capital Partners, LLC
Statement of Financial Position
December 31, 2006 and 2005

Assets	**2006**	**2005**
Cash	$ 95,659	$ 86,685
Receivables from customers	-	-
Property & Equipment, at cost less accumulated depreciation of $9,551 and $9,282	1,255	1,524
Other Assets	4,214	5,816
	101,128	94,025

Liabilities and Member's Equity		
Liabilities		
Accounts Payable	9,534	182
Accrued Expenses	552	552
Total Liabilities	10,086	734
Member's Equity		
Member's Equity	91,042	93,291
	$ 101,128	$ 94,025

The accompanying notes are an integral part of these financial statements.

Rowe Capital Partners, LLC
Statement of Income
For the Years Ended December 31, 2006 and 2005

	2006	2005
Revenues		
Commissions	$ -	$ -
Investment and administrative services	68,000	69,037
	68,000	69,037
Expenses		
Salaries and other employment costs for managing member	27,000	18,500
Regulatory fees and expenses	710	1,425
Communication and data processing	4,407	4,743
Other expenses	38,132	23,540
	70,249	48,208
Net Income	$ (2,249)	$ 20,829

The accompanying notes are an integral part of these financial statements.

Rowe Capital Partners, LLC
Statement of Changes in Member's Equity
For the Years Ended December 31, 2006 and 2005

Balance at January 1, 2005	$ 72,462
Member's contributions	-0-
Net income	20,829
Balance at December 31, 2005	93,291
Member's contributions	-0-
Net loss	(2,249)
Balance at December 31, 2006	$ 91,042

The accompanying notes are an integral part of these financial statements.

Rowe Capital Partners, LLC
Statement of Cash Flows
For the Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net (Loss) Income	$ (2,249)	$ 20,829
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization	1,871	2,744
Increase (Decrease) in accounts payable	9,352	(8,808)
Net cash provided by operating activities	8,974	14,765
Increase in cash	8,974	14,765
Cash at beginning of the year	86,685	71,920
Cash at end of the year	$ 95,659	$ 86,685

Supplemental Information:

None

The accompanying notes are an integral part of these financial statements.

Note 1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Utah Limited Liability Company, which began substantial operations January 2002.

Note 2: Significant Accounting Policies

The following accounting policies are presented to facilitate the understanding of information presented in the financial statements.

Basis of Presentation
The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment advisory, administrative services, and venture capital businesses.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income and Administrative Services
Investment advisory fees and administrative service fees are due on a monthly basis, and are recognized as earned over the term of the contract.

Income Taxes
The Company is a single member limited liability company, and as such the Company does not file an income tax return. The sole member reports all income or loss on his respective income tax return. Accordingly, no federal or state income taxes are payable by the Company.

Property & Equipment & Depreciation
Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of the assets, which are from 5 to ten years and the shorter of the lease term or economic life for leasehold improvements. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation and amortization expense, including amortization expense for assets capitalized related to organizational expenses, was $1,871 and $2,744 for the years ended December 31, 2006 and 2005, respectively.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate the value. For purpose of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

The carrying amounts reported in the balance sheet for cash, accounts payable and accrued expenses approximate their fair market value based on the short-term maturity of these instruments.

Intangibles and Long-Lived Assets
In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company reviews the carrying value of intangibles and other long-lived assets for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets is measured by comparison of its carrying amount to the undiscounted cash flows that the asset or asset group is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the property, if any, exceeds its fair market value.

Contingencies
Certain conditions may exist as of the date financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss

contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Recent accounting pronouncements
In February 2006, the FASB issued SFAS 155, which applies to certain "hybrid financial instruments," which are instruments that contain embedded derivatives. The new standard establishes a requirement to evaluate beneficial interests in securitized financial assets to determine if the interests represent freestanding derivatives or are hybrid financial instruments containing embedded derivatives requiring bifurcation. This new standard also permits an election for fair value remeasurement of any hybrid financial instrument containing an embedded derivative that otherwise would require bifurcation under SFAS 133. The fair value election can be applied on an instrument-by-instrument basis to existing instruments at the date of adoption and can be applied to new instruments on a prospective basis. The adoption of SFAS No.155 did not have a material impact on the Company's financial position and results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have a significant effect on the Company's future reported financial position or results of operations.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109." This interpretation provides guidance for recognizing and measuring uncertain tax positions, as defined in SFAS No. 109, "Accounting for Income Taxes." FIN No. 48 prescribes a threshold condition that a tax position must meet for any of the benefit of an uncertain tax position to be recognized in the financial statements. Guidance is also provided regarding de-recognition, classification, and disclosure of uncertain tax positions. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect that this interpretation will have a material impact on its financial position, results of operations, or cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“FAS 157”). This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure related to the use of fair value measures in financial statements. The Statement is to be effective for the Company’s financial statements issued in 2008; however, earlier application is encouraged. The Company is currently evaluating the timing of adoption and the impact that adoption might have on its financial position or results of operations

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption.

Note 3. Financial Instruments with Off-Balance-Sheet Risk

The Company is currently not involved with any transactions involving derivatives and other off-balance sheet financial instruments that would consist of the following…futures, forward and foreign exchange contracts, exchange-traded and over-the-counter options, delayed deliveries, mortgage-backed to-be-announced securities (TBAs), securities purchased and sold on a when-issued basis (when-issued securities), and interest rate swaps.

Note 4: Concentration of Risk

Currently, substantially all of the Company’s revenues are generated from one customer. In the event the Company’s relationship is terminated with

this customer, the Company may experience a significant decrease in annual revenues.

Note 5: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). In addition, the Company must maintain a minimum dollar net capital requirement of $5,000. At December 31, 2006 and 2005, the Company had net capital of $87,475 and $87,475, respectively which was $82,475 and $82,475, respectively in excess of its required net capital of $5,000.



Supplemental Information

Schedule I
Rowe Capital Partners, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2006

Total member's equity from Statement of Financial Condition	$ 91,042
Deduct member's equity not allowable for Net Capital	-0-
Total member's equity qualified for Net Capital	91,042
Deductions and/or other charges:	
Property & Equipment net of depreciation	(1,255)
Organization costs net of amortization	(4,214)
Net capital before haircuts on securities positions	85,573
Haircuts on securities positions	-0-
Net Capital	$ 85,573
Aggregate Indebtedness	
Total liabilities from Statement of Financial Condition	$ 10,086
Items not included in Statement of Financial Condition	-0-
Total Aggregate Indebtedness	$ 10,086
Computation of Basic Net Capital Requirements	
Minimum net capital required (6 2/3% of Total Aggregate Indebtedness)	$ 672
Minimum dollar net capital requirements	$ 5,000
Net capital requirements (greater of dollar vs. %)	$ 5,000
Excess net capital (Net capital less required amount)	$ 80,573
Excess net capital at 1000%	$ 84,564
Percent of aggregate indebtedness to net capital	0.1179%

Schedule I (Continued)
Rowe Capital Partners, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2006

Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2006)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	85,573
No audit adjustments		-0-
Net capital per above	$	85,573



Other Reports

Price Elwood, LLC

Certified Public Accountants & Business Consultants

9341 South 1300 East
Sandy, UT 84094
Voice: (801) 545-0574
Fax: (801) 545-0601

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Members
Rowe Capital Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Rowe Capital Partners, LLC. (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two

of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above, except for:

> The size of the business and resultant number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The forgoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Rowe Capital Partners, LLC for the year ended December 31, 2006 and this report does not affect our report dated February 24, 2007. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and

dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Price Elwood, LLC

Price Elwood, LLC
Sandy, Utah
February 24, 2007

Rowe Capital Partners, LLC
1412 Kensington Avenue
Salt Lake City, UT 84105
(801) 466-3602

Representation Letter

To Richard C. Price, CPA, MBA, MAcc:

We are providing this letter in connection with your audit of the consolidated statement of financial condition and the related consolidated statements of income, changes in stockholders equity, changes in liabilities subordinated to claims of general creditors, and cash flows of Rowe Capital Partners, LLC (the Company) as of December 31, 2006, and for the year then ended, for the purpose of expressing an opinion as to whether the consolidated financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Rowe Capital Partners, LLC in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation in the consolidated financial statement of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of December 31, 2006 the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America.

2. We have made available to you all

    a. Financial records and related data.
    b. Minutes of the meetings member meetings or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5. We believe that the effects of any uncorrected financial statement misstatements summarized in the accompanying schedule are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

6. There has been no

    a. Fraud involving management or employees who have significant roles in internal control.

    b. Fraud involving others that could have a material effect on the financial statements.

7. The company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

8. The following have been properly recorded or disclosed in the financial statements:

    a. Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.

    b. Guarantees, whether written or oral, under which the company is contingently liable.

    c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with the AICPA's Statement of Position 94-6, Disclosure of Certain Significant Risks and Uncertainties.

9. There are no

    a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

    b. We are not aware of any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with Financial Accounting Standards Board Statement No. 5, *Accounting for Contingencies*, and we have not consulted a lawyer concerning litigation, claims, or assessments.

    c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB Statement No. 5.

10. The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

11. The company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

12. Risks associated with concentrations, based on information known to management, that meet all of the following criteria have been disclosed in the financial statements:

    a. The concentration exists at the date of the financial statements.

    b. The concentration makes the enterprise vulnerable to the risk of a near-term severe impact.

    c. It is the least reasonably possible that the events that could cause the severe impact with occur in the near term.

13. There are no capital withdrawals anticipated within the next six months other than as disclosed in the consolidated financial statements or notes thereto except as follows

14. There are no material weaknesses or inadequacies at December 31, 2006, or during the period January 1, 2007, to February 24, 2007, in internal control and control activities for safeguarding securities, and the practices and procedures followed in

    a. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

    b. Making the quarterly securities examinations, counts, verifications and comparisons, and the reconciliation of differences required by rule 17a-13.

    c. Complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

15. Net capital computations, prepared by the Company during the period from January 1, 2006, through December 31, 2006, indicated that the Company was in compliance with the requirements of rule 15c3-1 (and applicable exchange requirements) at all times during the period.

To the best of our knowledge and belief, no events have occurred subsequent to the balance-sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

Mr. James D. Rowe, Managing Member
Rowe Capital Partners, LLC
February 24, 2007

END